                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                              SCPIE HOLDINGS, INC.
                                (Name of Issuer)


                    Common Stock, Par Value $0.0001 per share
                         (Title of Class of Securities)

                                    78402P104
                                 (CUSIP Number)


                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                 AUGUST 17, 1999
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP NO.  78402P104              SCHEDULE 13D            Page ___ of ___ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                       TBC has sole voting power with respect to 707,714 shares
                       held in certain TBC accounts (as hereinafter defined).
                       Additionally, certain of the members of TBC may be deemed
                       to have sole power to vote certain shares as more fully
                       set forth herein.
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0 shares
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON           0 shares, except that certain of the members of
       WITH:           TBC may be deemed to have sole power to vote certain
                       shares as more fully set forth herein.
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER
                       740,861 shares held in accounts of TBC (as hereinafter
                       defined).
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        740,861 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.14%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD, IA & 00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  78402P104              SCHEDULE 13D             Page ___ of ___ Pages

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER

                       81,910 shares, except that the general partners in
                       TBK, solely by reason of their positions as such, may be
                       deemed to have shared power to vote these shares.
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0 shares
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:           81,910 shares, except that the general partners in
                       TBK, solely by reason of their positions as such, may
                       be deemed to have shared power to vote these shares.
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        81,910 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.68%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  78402P104              SCHEDULE 13D             Page ___ of ___ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                       11,650 shares, except that the general partners in
                       Vanderbilt solely by reason of their positions as such,
                       may be deemed to have shared power to vote these shares.
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0 shares
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON           11,650 shares, except that the general partners in
       WITH:           Vanderbilt, solely by reason of their positions as such,
                       may be deemed to have shared power to vote these shares.
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,650 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.09%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

     This Statement on Schedule 13D is being filed because the filing persons may be deemed to be members of a group comprised of Tweedy, Browne Company LLC ("TBC"), TBK Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt"), which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Common Stock of SCPIE Holdings, Inc. However, the filing of this Schedule 13D should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").


ITEM 1.      SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, $0.0001 par value (the "Common Stock"), of SCPIE Holdings, Inc. (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 1888 Century Park East, Suite 800, Los Angeles, CA 90067-1712.

ITEM 2.      IDENTITY AND BACKGROUND

     (a) The persons filing this Schedule 13D are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement among TBC, TBK and Vanderbilt that this Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

     This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

     The general partners of TBK are Christopher H. Browne, William H. Browne, Thomas P. Knapp and John D. Spears. The general partners of Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears (the "General Partners"). The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings (the "Members"). By reason of their positions as such, the members of TBC may be deemed to control TBC and the general partners of TBK and Vanderbilt may be deemed to control TBK and Vanderbilt, respectively.

     (b) The business address of each of TBC, TBK, Vanderbilt and the General Partners is 52 Vanderbilt Avenue, New York, New York 10017.

     (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

     TBK is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

     Vanderbilt is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

     The present principal occupation of each of the General Partners is serving as such for TBK and Vanderbilt. The present principal occupation of Thomas P. Knapp is serving as a general partner in TBK. The present principal occupation of the Members of TBC is serving as such. Holdings is wholly owned by Affiliated Managers Group, Inc., a Boston-based holding company which makes equity investments in investment management firms, in which management personnel retain a significant interest in the profits of the business. The principal business address of each of TBC, TBK and Vanderbilt is set forth above.

     (d) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner or Member has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner or Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

     (f) Each of TBK and Vanderbilt is a Delaware limited partnership. TBC is a Delaware limited liability company. Each of the General Partners, Members and Thomas P. Knapp is a citizen of the United States of America, with the exception of Holdings, which is a Delaware corporation.

ITEM 3.      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 740,861 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $22,088,071.

     The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at U.S.Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

     As of the date hereof, TBK beneficially owns directly 81,910 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $2,383,409.

     It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

     TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with

Chase Manhattan Bank in the amount of $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

     As of the date hereof, Vanderbilt beneficially owns directly 11,650 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions hereof.) The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $332,957.

     It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

     Vanderbilt's funds may include funds borrowed pursuant to a Line of Credit Agreement between Vanderbilt and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, Vanderbilt may borrow up to $2,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by Vanderbilt pursuant to the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by Vanderbilt; such borrowings are not secured by any Vanderbilt Shares. No borrowings from Boston Safe Deposit and Trust Company were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 4.      PURPOSE OF TRANSACTION

     Each of TBC, TBK and Vanderbilt has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in
Item 4 of Schedule 13D, except that TBC, TBK and Vanderbilt may dispose of all or some of the TBC Shares, the TBK Shares and the Vanderbilt Shares, respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC, TBK and Vanderbilt intend to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 740,861 shares of Common Stock, which constitutes approximately 6.14% of the 12,068,291 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As of the date hereof, TBK beneficially owns directly 81,910 shares of Common Stock, which constitutes approximately 0.68% of the 12,068,291 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     As of the date hereof, Vanderbilt beneficially owns directly 11,650 shares of Common Stock, which constitutes approximately 0.09% of the 12,068,291 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Also included in the TBC Shares are 285 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a Member of TBC and is also a general partner of TBK and Vanderbilt.

     Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 834,421 shares, which constitutes approximately 6.91% of the 12,068,291 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK and Vanderbilt, or a member of TBC, is 834,421 shares, which constitutes approximately 6.91% of the 12,068,291 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 81,910 shares of Common Stock which constitutes approximately 0.68% of the 12,068,291 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 740,861 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 707,714 shares of Common Stock held in certain TBC Accounts.

     Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 707,714 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

     (c) Transactions in Common Stock effected by TBC, TBK and Vanderbilt during the sixty-day period ended as of the date hereof are set forth below:


                                    NO OF SHARES                                        PRICE
TBC ACCOUNTS                        PURCHASED                          SOLD             PER SHARE
07/08/99                                                               100              $ 30 7/16
08/04/99                                                               200              $ 29.5625
08/17/99                            245,150                                             $ 28 1/2

TBK:

08/17/99                            54,410                                              $ 28 1/2

VANDERBILT:

08/17/99                            11,650                                              $ 28 1/2


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as otherwise described herein, none of TBC, TBK or Vanderbilt, nor, to the best knowledge of TBC, TBK or Vanderbilt, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 99.1 - - Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                    SIGNATURE


     Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                        TWEEDY, BROWNE COMPANY LLC



                                        By
                                           -----------------------
                                           Christopher H. Browne
                                           Member



                                        TBK PARTNERS, L.P.



                                        By
                                           -----------------------
                                           Christopher H. Browne
                                           General Partner



                                        VANDERBILT PARTNERS, L.P.



                                        By
                                           -----------------------
                                           Christopher H. Browne
                                           General Partner











Dated: August 24, 1999

                                  EXHIBIT 99.1


     AGREEMENT dated as of August 24, 1999 among Tweedy, Browne Company LLC, a Delaware limited liability company ("TBC"), TBK Partners, L.P., a Delaware limited partnership ("TBK"), and Vanderbilt Partners L.P., a Delaware limited partnership ("Vanderbilt").

                                   WITNESSETH:

     WHEREAS, TBC, TBK and Vanderbilt may be deemed to have acquired, in the aggregate, beneficial ownership of more than five percent of the Common Stock (the "Common Stock") of SCPIE Holdings, Inc. (the "Company") and

     WHEREAS, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Act"), a Statement on Schedule 13D must be filed by any person who acquires more than five percent of registered equity securities; and

     WHEREAS, in accordance with Rule 13d-1(f) of the Act, only one such Statement need be filed whenever two or more persons are required to file such a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement is filed on behalf of each of them.

     NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

         TBC, TBK and Vanderbilt do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file one Statement on Schedule 13D relating to their ownership of the Common Stock, and do hereby further agree that said Statement shall be filed on behalf of each of TBC, TBK and Vanderbilt. Nothing herein, however, shall be, or shall be deemed to be, an admission that the parties hereto, or any of them, are members of a "group" (within the meaning of Section 13(d) of the Act and the rules and regulations promulgated thereunder) with respect to any securities of the Company.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


TWEEDY, BROWNE COMPANY LLC                    VANDERBILT PARTNERS, L.P.



By                                            By
   -----------------------                        -----------------------
   Christopher H. Browne                          Christopher H. Browne
   Member                                         General Partner


TBK PARTNERS, L.P.



By
   -----------------------
   Christopher H. Browne
   General Partner

                                        August 24,1999


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

               Re:      SCPIE Holdings, Inc.
                        Statement on Schedule 13D filed by
                        Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P.

Dear Sirs:

         Tweedy, Browne Company LLC ("TBC"), TBK Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt") file with you herewith pursuant to
Section 13(d) of the Securities and Exchange Act of 1934 and the rules and regulations promulgated thereunder, a Statement on Schedule 13D (the "Statement"), relating to ownership by TBC, TBK and Vanderbilt, respectively, of Common Stock of SCPIE Holdings, Inc.

         A copy of the Statement has today been sent by certified mail to the Company at its offices at 1888 Century Park East, Suite 800, Los Angeles, CA 90067-1712.

                                        Very truly yours,



                                        M. Gervase Rosenberger
                                        General Counsel

                                        August 24, 1999



CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SCPIE Holdings, Inc.
1888 Century Park East
Suite 800
Los Angeles, CA 90067-1712

               Re:      SCPIE Holdings, Inc.
                        Statement on Schedule 13D filed by
                        Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P.

Dear Sirs:

         Tweedy, Browne Company LLC ("TBC"), TBK Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt") file with you herewith pursuant to
Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, one copy of a Statement on Schedule 13D( the "Statement") relating to ownership by TBC, TBK and Vanderbilt, respectively, of Common Stock of SCPIE Holdings, Inc. The Statement has today been filed with the Securities and Exchange Commission.

                                        Very truly yours,



                                        M. Gervase Rosenberger
                                        General Counsel